SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                25 October, 2006


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1. BT acquires Counterpane announcement made on 25 October, 2006





October 25, 2006

                   BT Acquires Counterpane Internet Security

BT today announced that it has acquired Counterpane Internet Security Inc. ("Counterpane"), a leading provider of managed networked security services, as part of its strategy to expand and develop its global professional services capabilities.

Counterpane currently monitors 550 networks worldwide for multinational and Fortune 100 customers. The company is based in Mountain View, California. Post-acquisition, Bruce Schneier, the founder of the company, will continue in his role as CTO and Paul Stich will remain its CEO.

Andy Green, CEO BT Global Services, said: "Counterpane is a welcome addition to BT's global professional services community. As more and more of our customers seek to exploit the opportunities of globalisation, we are finding that increasingly business critical applications are dependent upon the resilience and security of their infrastructure. "

Security threats get more sophisticated and a larger number of companies are outsourcing the management of their security infrastructure to specialised security service providers. Counterpane is a leader in this space. This acquisition will allow BT to benefit from a unique set of security management technologies and deliver to its global customers a more proactive managed security service with enhanced auditing and reporting capabilities.

This acquisition is also another milestone in the execution of BT's growth strategy that includes inorganic and organic phases. It demonstrates again BT's commitment to extend its propositions and capabilities in areas that customers have identified as key business issues, while further strengthening its US capabilities.

Paul Stich, president and CEO, Counterpane, said: "This is an excellent opportunity for Counterpane's customers and employees. It is great to see that BT is listening to its customers and acquiring the skills and capabilities in order to fully service their requirements. Together BT and Counterpane can deliver the holistic approach needed to face today's security threats, encompassing people, processes and technology."


  As at 31 December 2004 the audited gross assets of the business were $6.8m.


                                     -Ends-


About BT


BT is one of the world's leading providers of communications solutions and services operating in 170 countries. Its principal activities include networked IT services, local, national and international telecommunications services, and higher-value broadband and internet products and services. BT consists principally of four lines of business: BT Global Services, Openreach, BT Retail and BT Wholesale.

In the year ended 31 March 2006, BT Group plc's revenue was GBP19,514 million with profit before taxation of GBP2,040 million.


British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.bt.com/aboutbt


About Counterpane

Counterpane is The Managed Security Company. As the authority on enterprise security, Counterpane's Managed Security Services ensure customers' business continuity, improved compliance, and protection from financial loss. Monitoring over 550 networks worldwide to gather, correlate and evaluate an unparalleled volume of information, Couterpane gives its customers the industry's broadest real-time view of, and response to, global IT security threats. Leveraging its experienced professionals and state-of-the-art security solutions, Counterpane delivers comprehensive protection and real economies of scale and efficiencies of cost. For more information, visit www.counterpane.com.


Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 25 October, 2006